Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Communication from the Board of Directors

Paul Hudson to succeed Olivier Brandicourt as Chief Executive Officer

PARIS – June 7, 2019 – At its meeting on June 6th of 2019, Sanofi’s Board of Directors unanimously appointed Paul Hudson as Chief Executive Officer of the Group, to succeed Olivier Brandicourt who has decided to retire.

The Board of Directors would like to thank Olivier Brandicourt for the energy with which he has steered the Group through a complex period and for his decisive contribution to the company’s return to growth. Thanks to the actions undertaken during his term of office, Sanofi is able to accelerate its growth, and has powerful assets to regain the position it needs to occupy.

As of September 1, 2019, he will be replaced by Paul Hudson, who most recently was Chief Executive Officer of Novartis Pharmaceuticals and Member of the Executive Committee of Novartis.

Paul Hudson, 51 years old, is a seasoned leader with a strong international experience, particularly in the United States, Japan and Europe. He spent his 28-years career with major pharmaceutical companies such as Schering Plough, Astra Zeneca and Novartis. Throughout his various management positions, he has proven his strategic vision, his strong leadership and his ability to achieve the greatest challenges, particularly in terms of innovation and digital transformation. Mr. Hudson has a very robust track record in successful major product launches. Paul Hudson will move to Paris.

Serge Weinberg, Chairman of the Board of Directors of Sanofi, said: “We are very pleased that Paul Hudson has agreed to join Sanofi. His skills and experience give him all the assets he needs to accelerate growth and lead the Group’s adaptation to new strategic challenges, particularly in the areas of Research and Development and digital. His human values will enable him to mobilize all the energies and increase the agility, that a group such as Sanofi needs, to face the new challenges of our industry and the changes in healthcare systems around the world”.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Head of Communication, Sanofi Josep Catlla Tél.: +33 (0) 7 89 07 80 33 Josep.catlla@sanofi.com	Image7 Anne Méaux Tél.: +33 (0) 6 89 87 61 76 ameaux@image7.fr Image7 Laurence Heilbronn Tél.: +33 (0) 6 89 87 61 37 lheilbronn@image7.fr